NAME OF REGISTRANT:
Franklin Tax-Advantaged
High Yield Securities Fund
File No. 811-5008

EXHIBIT ITEM No. 77C:
Submission of matters to a vote of
security holders.

At the April 18 1997, special meeting
of partners of the registrant, the
following item was voted upon:

1.  To approve the adoption a Plan of
Dissolution and Complete Liquidation
for the Franklin Tax-Advantaged High
Yield Securities Fund.

For
28,746,800

Against
75,088